

Mail Stop 4546

December 22, 2016

Robert I. Blum
President & Chief Executive Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, CA 94080

> **Re: Cytokinetics, Incorporated**
> **Registration Statement on Form S-3**
> **Filed December 16, 2016**
> **File No. 333-215147**

Dear Mr. Blum:

We have limited our review of your registration statement to the resolution of your pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve all issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please refer to Rules 460 and 461 regarding requests for acceleration.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Michael E. Tenta
Cooley LLP